                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 26)(1)

                            The Fairchild Corporation
                            -------------------------
                                (Name of Issuer)

    Class a Common Stock and Class B Common Stock, Par Value $0.10 Per Share
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                        Class A Common Stock: 303698 10 4
                        ---------------------------------
                        Class B Common Stock: 303698 20 3
                        ---------------------------------
                                 (CUSIP Numbers)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 2 of 8 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS

                    THE STEINER GROUP LLC

               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    13-4035166
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    State of Delaware, USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,727,684 Class A Shares*
  OWNED BY                    2,533,996 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               - 0 - Class A Shares
                               - 0 - Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,727,684 Class A Shares*
                              2,533,996 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - Class A Shares
                              - 0 - Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,727,684 Class A Shares*
                    2,533,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.8% of Class A Shares, 96.7% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 3 of 8 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY J. STEINER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Austria
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  469,062 Class A Shares*
  OWNED BY                    30,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                               - 0 - Class A Shares
                               - 0 - Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              469,062 Class A Shares*
                              30,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 - Class A Shares
                              - 0 - Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    469,062 Class A Shares*
                    30,000 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.1% of Class A Shares, 1.1% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 4 of 8 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC I. STEINER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  289,481 Class A Shares*
  OWNED BY                    15,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                              6,017,165 Class A Shares*
                              2,548,996 Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              289,481 Class A Shares*
                              15,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              6,017,165 Class A Shares*
                              2,548,996 Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,017,165 Class A Shares*
                    2,548,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9% of Class A, 97.2% of Class B
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 5 of 8 Pages
           303698 20 3
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NATALIA F. HERCOT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  98,505 Class A Shares*
  OWNED BY                    15,000 Class B Shares
    EACH       -----------------------------------------------------------------
 REPORTING         8     SHARED VOTING POWER
PERSON WITH
                              5,826,189 Class A Shares*
                              2,548,996 Class B Shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              98,505 Class A Shares*
                              15,000 Class B Shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              5,826,189 Class A Shares*
                              2,548,996 Class B Shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,826,189 Class A Shares*
                    2,548,996 Class B Shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               /X/
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.2% of Class A Shares, 97.2% of Class B Shares
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
* Assumes  the  conversion  of the Class B Shares on a  share-for-share  basis

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 6 of 8 Pages
           303698 20 3
------------------------                                  ----------------------

         The following  constitutes Amendment No. 26 ("Amendment No. 26") to the
Schedule 13D filed by the undersigned. This Amendment No. 26 amends the Schedule
13D as specifically set forth.

ITEM 4.   PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to include the following:

         A notice was sent to the Issuer from  Holdings  LLC, on  September  20,
2006,  withdrawing  the  proposal  submitted  by Holdings LLC on August 7, 2006, pursuant  to which  Holdings  LLC would merge with the Issuer and acquire all of its outstanding capital stock, as described herein.  However,  after delivery of the notice,  the parties engaged in subsequent  discussions,  and have agreed to meet and discuss the matter further.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended to include the following:

         Please see Item 4 regarding the withdrawal of the proposal submitted by
Holdings LLC on August 7, 2006.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Letter dated September 20, 2006 from FA Holdings I, LLC to Michael
              Vantusko,   Chairman,   Special   Committee   of   The   Fairchild
              Corporation.

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 7 of 8 Pages
           303698 20 3
------------------------                                  ----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best  knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.

Date: September 22, 2006                    /s/ Jeffrey J. Steiner
                                            ------------------------------------
                                            JEFFREY J. STEINER

Date: September 22, 2006                    THE STEINER GROUP LLC

                                            By: /s/ Eric I. Steiner
                                                --------------------------------
                                                Eric I. Steiner
                                                Co-Manager

Date: September 22, 2006                    /s/ Eric I. Steiner
                                            ------------------------------------
                                            ERIC I. STEINER

Date: September 22, 2006                    /s/ Natalia F. Hercot
                                            ------------------------------------
                                            NATALIA F. HERCOT

------------------------                                  ----------------------
CUSIP Nos. 303698 10 4 &                  13D                 Page 8 of 8 Pages
           303698 20 3
------------------------                                  ----------------------

                                                                       Exhibit 1

                               FA HOLDINGS I, LLC
                          c/o Phoenix Enterprises, LLC
                        110 East 59th Street, Suite 1901
                            New York, New York 10022

                               September 20, 2006

The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102

Attention:        Michael Vantusko
                  Chairman, Special Committee

Gentlemen:

         Reference is made to our letter  dated  August 7, 2006 setting  forth a proposal  to  acquire  all of the  outstanding  capital  stock of the  Fairchild
Corporation (the "Company").  We hereby notify you, effective immediately,  that we are withdrawing our proposal.

         We are taking this action  because,  based on our  discussions  to date with a committee of independent  directors and their advisors, we do not believe we will be able to agree on terms that are  mutually  satisfactory  and  thereby enable  our  proposal  to be taken to  stockholders.  There is simply too little understanding of the challenges facing the Company, which has caused too much of a gulf between us on fundamental business terms. Furthermore,  we do not believe the  committee  and its advisors  gave  consideration  to the fact that our last proposal gave the Company and its advisors almost total freedom, subject only to a break-up  fee, to seek a higher price from other  bidders even after signing a definitive agreement with us.

                                            Sincerely yours,

                                            FA HOLDINGS I, LLC

                                            By: /s/ Philip Sassower
                                                --------------------------------
                                                Philip Sassower, Manager

                                            By: /s/ Jeffrey J. Steiner
                                                --------------------------------
                                                Jeffrey J. Steiner, Manager